

25001917

ANNUAL REPORTS

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-47089

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __SLD America Equities, Inc.__

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

FEB 2 4 2025

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1475 Dunwoody Drive
_____
(No. and Street)

West Chester	PA	19380
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cynthia Grimm	(484)-260-6517	CynthiaAnn.Grimm@resolutionlife.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP
_____
(Name – if individual, state last, first, and middle name)

111 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cynthia Grimm _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SLD America Equities, Inc. _____, as of December 31 _____, 2 024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> Commonwealth of Pennsylvania - Notary Seal
> Marcella Sellers, Notary Public
> Chester County
> My commission expires December 28, 2027
> Commission number 1295031
> Member, Pennsylvania Association of Notaries

Signature: _Cynthia Ann Grimm_

Title: Financial Operations Principal

Marcella Sellers
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SEC Mail Processing
FEB 2 4 2025
Washington, DC

SLD America Equities, Inc.
Statement of Financial Condition
December 31, 2024

Contents

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of SLD America Equities, Inc.
1475 Dunwoody Dr.
West Chester, PA 19380

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SLD America Equities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 21, 2025

We have served as the Company's auditor since 2021.

SLD America Equities, Inc.
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	1,955,750
Receivable from affiliates		266
Accounts receivable, net of allowance of $181		1,326
Prepaid expenses		18,709
Other assets		5,644
Total assets	$	1,981,695

Liabilities and stockholder's equity

Liabilities:		
Commissions payable	$	1,591
Payable to affiliates		13,579
Total liabilities		15,170

Contingencies (Note 6)

Stockholder's equity:

Common stock ($1.00 par value; 250,000 shares authorized; 150,000 issued and outstanding)		150,000
Additional paid-in capital		2,031,967
Accumulated deficit		(215,442)
Total stockholder's equity		1,966,525
Total liabilities and stockholder's equity	$	1,981,695

The accompanying notes are an integral part of this financial statement

SLD America Equities, Inc.
Notes to Financial Statements

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1. Nature of Business and Ownership

The business of SLD America Equities, Inc. (the "Company") is to serve as principal underwriter for affiliated and third party insurance companies issuing and administering variable life policies and variable annuity contracts funded by interests in separate accounts established by such companies. The Company operates as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a broker-dealer with the appropriate state authorities and U.S. jurisdictions/territories, as applicable, to conduct business. The Company is a wholly-owned subsidiary of Security Life of Denver Insurance Company ("SLD" or "Parent").

The Company's securities activities are limited to variable life insurance and variable annuities. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. Accordingly, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(1).

On October 12, 2022, Resolution Life Group Holdings L.P. (the "Group"), entered into an agreement to, among other things, sell the shares of Resolution Life Group Holdings Ltd. and its subsidiaries (including the Company, which is a wholly owned subsidiary of the Group), to a Bermuda-domiciled partnership, Blackstone ISG Investment Partners - R(BMU) L.P. (the "New Partnership"). As part of this transaction (the "Transaction"), Nippon Life Insurance Company ("Nippon Life") acquired a stake in the New Partnership and increased its indirect investment in Resolution Life Group Holdings Ltd. Following receipt of necessary regulatory approvals, the Transaction closed on October 2, 2023, and the New Partnership, through a committee of its shareholders, is now considered to be the controlling person of the Company. On December 11, 2024 it was announced that Nippon Life has agreed to acquire 100% of the Group. Nippon Life will consolidate its ownership interest by acquiring the remaining shares from the New Partnership. The transaction is subject to customary regulatory approvals and anticipated to be completed in the latter half of 2025.

Management has determined that there were no material events through February 21, 2025 that would require an adjustment to or disclosure in the Company's financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit with financial institutions.

Accounts Receivable, net

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Revenue and Expense Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties.

Commission revenue is recognized when the variable life policies and annuity contracts are issued, or when additional premiums are received on previously issued policies, which is the time at which they are earned. Commissions represent revenue earned by the Company in its role as wholesale distributor of variable life and variable annuity products. For these products, the Company provides distribution services at a point in time and shareholder services over time. With respect to commission revenue the Company has a single performance obligation to sell variable life policies and variable annuity contracts issued and administered by affiliated and third-party insurance companies. Renewal commission revenue is based on renewal premiums paid over-time and the estimate of these future commissions is constrained as the amount may vary significantly based on policyholder behavior and other factors. Commission revenue is therefore recognized when the constraint is resolved and the amount becomes determinable upon payment of the associated renewal premium.

Distribution fee revenue is recognized when Operating expenses are allocated to (and incurred by) the Company, at which point the performance obligation is satisfied.

Commission receivable of $266 and $281 is included in Receivable from affiliates and Accounts receivable, respectively, on the Statement of Financial Condition as of December 31, 2024.

Commission expense, which reflects compensation to agents/brokers for products sold, is recognized when incurred.

Operating expenses incurred are described in the Related Party Transactions footnote.

Segment Reporting

SLD America Equities, Inc. has one reportable segment attributed to its role as wholesale distributor of variable life and variable annuity products. Given the Company reports as a single segment, the Net Capital reflects the operations of the Company. SLD America Equities, Inc. chief operating decision makers are the President, Vice President, Chief Compliance Officer, Chief Financial Officer, and the Financial and Operations Principal.

3. Income Taxes

The Company reports no income; resulting in no tax expense, deferred tax assets or deferred tax liabilities.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

SLD America Equities, Inc.
Notes to Financial Statements

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4. Related Party Transactions

The Company distributes variable life policies and annuity contracts issued by SLD, an affiliate of the Company. The Company receives revenue from the affiliate through a distribution fee. Payable related to distribution fees of $13,579 are included in Payable to affiliates on the Statement of Financial Condition.

Operating expenses of the Company are incurred when allocated from Resolution Life Services (US) Inc. pursuant to an expense sharing agreement with affiliates.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

5. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by 401(k) employee benefit plans that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plan in 2024 and relied on its affiliated companies to cover all eligible employees. All benefits paid by these affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is, from time to time, party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, if any, it is the opinion of management that the disposition of such lawsuits/ arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting aggregated indebtedness to net capital would exceed 12 to 1.

As of December 31, 2024, the Company had net capital of $1,940,925, which was $1,935,925 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was .01 to 1.